                                                                    EXHIBIT 99.1


PRESS INFORMATION                                 SAP AG
                                                  Neurottstrasse 16
                                                  D-69190 Walldorf
                                                  Germany

                                                  CORPORATE COMMUNICATIONS
                                                  Phone +49 (62 27) 7-4 63 11
FOR IMMEDIATE RELEASE                             Fax +49 (62 27) 7-4 63 31
                                                  www.sap.com
                                                  E-mail: press@sap.com


                              Contact:   Gundolf Moritz
                                         SAP AG
                                         +49-6227-7-44872
                                            -or-
                                         Stefan Gruber
                                         SAP AG
                                         +1-212-653-9821
                                            -or-
                                         Jim Prout
                                         Taylor Rafferty
                                         +1-212-889-4350


SAP REPORTS STRONG SECOND QUARTER RESULTS

o  Revenues increased 24% to E 1.85 billion
o  Operating margins improved to 23%
o  Software license revenues increased 17%
o  Extends global leadership in e-business solutions
o  Achieves global leadership in supply chain management solutions
o  Confirms expectations through the first nine months of 2001
o  Expects better than 20% growth in revenue for full year 2001

NEW YORK/WALLDORF, GERMANY -- JULY 19, 2001 -- SAP AG (NYSE: SAP), the leading provider of e-business software solutions, today announced strong sales and profit performance for the second quarter and half year ended June 30, 2001.

In the second quarter of 2001, revenues rose 24% over the same period last year to E 1.85 billion (2000: E 1.5 billion). Second quarter 2001 operating income, before charges for stock-based compensation programs (STAR and LTI) and TopTier acquisition related costs, rose 72% to E 424 million (2000: E 246 million). Operating margin, excluding stock based compensation and TopTier acquisition related charges, improved to 23% (2000: 16%). Earnings before interest, taxes, depreciation and amortization ("EBITDA") improved by 118% to E 450 million (2000: E 206 million). Net income for the second quarter
2001 grew 78% to E 206 million (2000: E 116 million) and earnings per share for the quarter was E 0.65 (2000: E 0.37). Earnings per share excluding charges related to the acquisition of TopTier were up 92% to E 0.71 (2000: E 0.37).

"We are the acknowledged leader in e-business software solutions -- no other company comes even close in the breadth and depth of our offerings," commented Hasso Plattner, Co-Chairman and CEO of SAP AG. "Customers and prospects trust our ability to deliver complete solutions to business challenges in any industry anywhere. We continue to expand our leadership through investments in enterprise portal solutions and exchange technology, which we consider to be significant revenue drivers of the future."

In the quarter, revenues in Europe, the Middle East and Africa (EMEA) region increased 36% to E 962 million (2000: E 708 million) and in the Asia-Pacific region (APA) revenues were up 15% to E 220 million (2000:
E 192 million). Revenues in the Americas region rose 12% to E 671 million (2000: E 598 million); however, at constant currency rates, revenues in the Americas would have risen 6%.

"Our strong operating performance this quarter was driven mostly by our ability to control on-going costs. In an uncertain business environment, SAP's strength and commitment are a competitive advantage. Excluding the currency effects, all regions performed well; even in the Americas, where we believe our overall market share increased," said Henning Kagermann, Co-Chairman and CEO of SAP AG.

SAP confirms its earlier expectations for the first nine months of 2001. SAP has also provided its extended expectations for revenue and margin performance for the full year. SAP expects revenue for the full year 2001 to grow by more than 20%. Operating margin, excluding stock based compensation and acquisition related charges, are expected to exceed the 20% achieved in 2000 by 1 to 2 percentage points.

Product revenues were strong in the second quarter rising 22% to E 1.16 billion (2000: E 950 million). License revenues were up 17% to E646 million
(2000: E 554 million). Consulting and training revenues were strong during the second quarter, rising 35% to E 529 million (2000: E 393 million) and 27% to E 127 million (2000: E 100 million), respectively.

For the second consecutive quarter, the company is providing additional information on revenues from certain specific software solutions. In the second quarter of 2001, software revenues related to mySAP CRM (Customer Relationship Management) reached roughly E 104 million up 55% from the first quarter
(E 67 million). mySAP SCM (Supply Chain Management) related revenues totaled around E 150 million, up 46% from the first quarter of 2001 (E 103 million). In the SCM solution market, SAP is now the clear market leader. These figures include revenues from designated solution contracts, as well as figures from integrated solution contracts, which are allocated based on usage surveys.

HALF YEAR RESULTS

For the first half, sales increased 26% over 2000 to E 3.38 billion (2000:
E 2.68 billion). Operating income before charges for stock based compensation and acquisition charges related to TopTier was up 76% to E 657 million (2000:
E 374 million). License revenues for the first half of 2001 rose 20% to E 1.1 billion (2000: E 923 million). Consulting revenues grew 36% to E 987 million (2000: E 725 million) and training revenue increased 21% to E 236 million (2000:
E 195 million).

In the first half, sales in the APA region were up 20% to E 398 million (2000:
E 331 million), in the EMEA region, revenues increased 34% to E 1.76 billion (2000: E 1.32 billion) and in the Americas, revenues rose 18% to E 1.22 billion (2000: E 1.03 billion).

SECOND QUARTER HIGHLIGHTS

     o MAJOR CONTRACTS IN THE QUARTER included Acterna and Compaq from the US, Globe and Mail from Canada, and Unibanco from Brazil in the Americas; Cadbury Schweppes, Poste Italiane, AstraZeneca, Nokia, BBC and Siemens Business Services in EMEA; Korean Broadcasting Systems, Japan Airlines and Sankyo from Japan in Asia/Pacific.

     o MORE THAN 18,000 DELEGATES ATTENDED SAPPHIRE LISBON AND SAPPHIRE ORLANDO, SAP'S INTERNATIONAL E-BUSINESS CONFERENCES. At the conferences, SAP outlined its open integration strategy based on component integration within the mySAP.com e-business platform, collaborative process integration provided by public and private exchanges from SAPMarkets, and user level integration through Portals provided by the SAP Portals subsidiary. SAP also announced plans for SAP R/3 Enterprise, the evolution of SAP R/3. SAP R/3 Enterprise preserves customers' investments in existing information technology and enables a more seamless evolution to mySAP.com Solutions. In addition, SAP announced an expansion of the long-standing global strategic alliance with IBM to cover the entire mySAP.com e-business platform.

     o SAP AND COMMERCE ONE ANNOUNCED AN EXPANSION OF THEIR ALLIANCE in which SAP has agreed to make a substantial additional investment in Commerce One of up to $225 million. Including prior investments and considering Commerce One's recent issuance of new shares, SAP will own approximately 20 percent of Commerce One outstanding common stock.

     o SAP ANNUAL GENERAL MEETING APPROVED THE MERGER OF ITS TWO SHARE CLASSES. The single class of ordinary shares began trading on June 18. This move to a one-share, one-vote standard puts SAP more closely in line with international corporate governance practice and capital market expectations.

CONFERENCE CALL/WEBCAST/SUPPORTING SLIDES

SAP senior management will host a press conference in New York today at 3:00 PM
(CET) / 2:00 PM (GMT) / 9:00 AM (Eastern) / 6:00 AM (Pacific), followed by an investor conference at 6:00 PM (CET) / 5:00 PM (GMT) / 12:00 PM (Eastern) / 9:00 AM (Pacific). Both conferences will be web cast live at http://www.sap.com/investor and will be available for replay purposes as well. Slides related to today's announcement will be used during the conference and are also available on the SAP website.


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                                     - 4 -



REVENUE BY REGION (IN E MILLIONS)

                                             REVENUE          REVENUE
                                             2Q 2001          2Q 2000           CHANGE          % CHANGE
                                             -------          -------           ------          --------
Total                                         1,853            1,498              355                24
                                             -------          -------           ------          --------
 - at constant currency rates                                                                        22
EMEA                                            962              708              254                36
 - at constant currency rates                                                                        36
Asia Pacific                                    220              192               28                15
 - at constant currency rates                                                                        20
Americas                                        671              598               73                12
- at constant currency rates                                                                          6

KEY FIGURES AT A GLANCE (IN E MILLIONS)
SAP GROUP

                                             2Q 2001          2Q 2000          CHANGE           % CHANGE
                                             -------          -------           ------          --------
Revenues                                       1,853           1,498               355               24
License revenues                                 646             554                92               17
Income before taxes                              354             193               161               83
Net income                                       206             116                90               78
                                             -------          -------           ------          --------
Headcount
(June 30)                                     26,774          22,736             4,038               18

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "intend," "may," "will," "expect," and "project" and similar expressions as they relate to the Company are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2000 filed with the SEC on March 28, 2001. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

SAP AG ordinary shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the US, SAP's American Depositary Receipts (ADRs), each worth one-fourth of a ordinary share, trade on the New York Stock Exchange under the symbol `SAP'. SAP is a component of the DAX, the index of 30 German blue chip companies.

Information on the SAP common shares is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F and on Quotron under SAGR.EU. Additional information is available on SAP AG's home page: http://www.sap.com

CONSOLIDATED INCOME STATEMENTS -- 2ND QUARTER
SAP Group (in E millions)

                                                         2001                 2000         (DELTA)
                                                        -----                -----         -------
          Software revenue                                646                  554            17%
          Maintenance revenue                             515                  396            30%
     Product revenue                                    1,161                  950            22%
          Consulting revenue                              529                  393            35%
          Training revenue                                127                  100            27%
     Service revenue                                      656                  493            33%
     Other revenue                                         36                   55           -35%
                                                        -----                -----           ----
TOTAL REVENUE                                           1,853                1,498            24%
                                                        =====                =====           ====
     Cost of product                                     -189                 -160            18%
     Cost of service                                     -468                 -422            11%
     Research and development                            -230                 -231             0%
     Sales and marketing                                 -480                 -434            11%
     General and administration                           -96                 -102            -6%
     Other income/expenses, net                           -17                    2          -950%
                                                        -----                -----           ----
TOTAL OPERATING EXPENSE                                -1,480               -1,347            10%
                                                        =====                =====           ====

OPERATING INCOME                                          373                  151           147%
                                                        -----                -----           ----
Other non-operating income/
expenses, net                                             -34                  -11           209%
Financial income, net                                      15(1)                53           -72%
                                                        -----                -----           ----
INCOME BEFORE INCOME TAXES                                354                  193            83%
                                                        -----                -----           ----
Income taxes                                             -145                  -77            88%
Minority interest                                          -3                    0            n/a
                                                        -----                -----           ----
NET INCOME                                                206                  116            78%
                                                        -----                -----           ----
BASIC EARNINGS PER SHARE (IN E)                          0.65                 0.37            76%
                                                        -----                -----           ----

CONSOLIDATED INCOME STATEMENTS -- 2ND QUARTER
SAP Group (in E millions)

Additional Information


                                                         2001          2000         (DELTA)
                                                         ----          ----         -------
Operating Income                                          373           151           147%
Depreciation & Amortization                                71            55            29%
In-Process R&D                                              6             0            n/a
                                                         ----          ----           ----
EBITDA                                                    450           206           118%
  AS A % OF SALES                                         24%           14%
                                                         ----          ----

Operating Income                                          373           151           147%
Total Stock Based Compensation                             31            95           -67%
TopTier Acquisition costs                                  20             0            n/a
                                                         ----          ----           ----
OPERATING INCOME EXCLUDING
STOCK BASED COMPENSATION
AND TOPTIER ACQUISITION COSTS                             424           246            72%
  AS A % OF  SALES                                        23%           16%
                                                         ----          ----           ----

INCOME BEFORE INCOME TAXES                                354           193            83%
                                                         ----          ----           ----
Income taxes                                              145            77            88%
                                                         ----          ----           ----
EFFECTIVE TAX RATE                                        41%           40%
                                                         ----          ----

EPS EXCLUDING TOPTIER ACQUISITION COST                   0.71          0.37            92%
                                                         ----          ----           ----

CONSOLIDATED INCOME STATEMENTS -- 1ST HALF
SAP Group (in E millions)

                                                        2001                2000        (DELTA)
                                                       -----               ------       -------
          Software revenue                             1,104                  923           20%
          Maintenance revenue                          1,000                  769           30%
     Product revenue                                   2,104                1,692           24%
          Consulting revenue                             987                  725           36%
          Training revenue                               236                  195           21%
     Service revenue                                   1,223                  920           33%
     Other revenue                                        50                   69          -28%
                                                       -----               ------       -------
TOTAL REVENUE                                          3,377                2,681           26%
                                                       =====               ======       =======
     Cost of product                                    -386                 -313           23%
     Cost of service                                    -924                 -850            9%
     Research and development                           -436                 -486          -10%
     Sales and marketing                                -845                 -770           10%
     General and administration                         -182                 -217          -16%
     Other income/expenses, net                          -25                   -5          400%
                                                       -----               ------       -------
TOTAL OPERATING EXPENSE                               -2,798               -2,641            6%
                                                       =====               ======       =======

OPERATING INCOME                                         579                   40         1348%
                                                       -----               ------       -------
Other non-operating income/
expenses, net                                            -29                  -43          -33%
Financial income, net                                     -2(1)               291         -101%
                                                       -----               ------       -------
INCOME BEFORE INCOME TAXES                               548                  288           90%
                                                       =====               ======       =======

Income taxes                                            -219                 -115           90%
Minority interest                                         -6                   -1           n/a
                                                       -----               ------       -------
NET INCOME                                               323                  172           88%
                                                       -----               ------       -------
BASIC EARNINGS PER SHARE (IN E)                         1.03                 0.55           87%
                                                       -----               ------       -------

CONSOLIDATED INCOME STATEMENTS -- 1ST HALF
SAP Group (in E millions)

Additional Information

                                                           2001          2000          (DELTA)
                                                           ----          ----          -------
Operating Income                                            579             40          1348%
Depreciation & Amortization                                 124            104            19%
In-Process R&D                                                6              0            n/a
                                                           ----           ----          -----
EBITDA                                                      709            144           392%
  AS A % OF SALES                                           21%             5%
                                                           ----           ----          -----
Operating Income                                            579             40          1348%
Total Stock Based Compensation                               58            334           -83%
TopTier acquisition costs                                    20              0            n/a
                                                           ----           ----          -----
OPERATING INCOME EXCLUDING
STOCK BASED COMPENSATION
AND TOPTIER ACQUISITION COSTS                               657            374            76%
  AS A % OF  SALES                                          19%            14%
                                                           ----           ----          -----

INCOME BEFORE INCOME TAXES                                  548            288            90%
                                                           ----           ----          -----
Income taxes                                                219            115            90%
                                                           ----           ----          -----
EFFECTIVE TAX RATE                                          40%            40%
                                                           ----           ----          -----

EPS EXCLUDING TOPTIER ACQUISITION COST                     1.08           0.55            96%
                                                           ----           ----          -----

CONSOLIDATED BALANCE SHEET
SAP Group (in E millions)
ASSETS

                                                            06/30/2001             12/31/2000
                                                            ----------             ----------
INTANGIBLE ASSETS                                                519                    116
PROPERTY, PLANT AND EQUIPMENT                                    962                    871
FINANCIAL ASSETS                                                 406(1)                 604
                                                               -----                  -----
FIXED ASSETS                                                   1,887                  1,591

INVENTORIES/ACCOUNTS RECEIVABLES                               2,267                  2,393
LIQUID ASSETS/MARKETABLE SECURITIES                            1,145                  1,182
                                                               -----                  -----
CURRENT ASSETS                                                 3,412                  3,575

DEFERRED TAXES                                                   289                    305

PREPAID EXPENSES                                                 244                    115
                                                               -----                  -----
TOTAL ASSETS                                                   5,832                  5,586
                                                               =====                  =====


SHAREHOLDERS' EQUITY AND LIABILITIES

                                                            06/30/2001             12/31/2000
                                                            ----------             ----------
SHAREHOLDERS' EQUITY                                           2,647                  2,894(2)

MINORITY INTEREST                                                 63                     61

RESERVES AND ACCRUED LIABILITIES                               1,140                  1,435

OTHER LIABILITIES                                              1,121                    831

DEFERRED INCOME                                                  861                    365
                                                               -----                  -----
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES                     5,832                  5,586
                                                               =====                  =====
DAYS SALES OUTSTANDING                                            94                     93



(1) As a result of SAP's additional investment in Commerce One, Inc., SAP will be required to use the equity method of accounting to record, in finance income, a portion of Commerce One's net income or loss based upon SAP's investment percentage. Under U.S. GAAP, the equity method must also be applied retroactively. Accordingly, SAP anticipates including restated first and second quarter 2001 finance income figures in the third quarter press release. Finance income will be restated to include approximately 2.6% and 4.4% of Commerce One's first and second quarter loss, respectively.

(2) includes temporary equity of E 409.5 million